UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 27, 2023

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the First Quarter 2023 Report of UBS AG, which appears immediately following this page.

UBS AG

  First quarter  2023  report

3	Introduction

1.	Risk and capital management
5	Risk management and control
6	Capital management

2.	Consolidated financial statements
12	UBS AG interim consolidated financial statements (unaudited)

Appendix
41	Alternative performance measures
44	Abbreviations frequently used in our financial reports
46	Information sources
47	Cautionary statement

Corporate calendar UBS AG

Publication of the second quarter 2023 report:         Thursday, 27 July 2023*
Publication of the third quarter 2023 report:             Thursday, 26 October 2023

* Publication date may change depending on the timing of the closing of the anticipated acquisition of Credit Suisse.

Publication dates of future quarterly and annual reports and results are made available as part of the corporate calendar of UBS AG at ubs.com/investors.

Contacts

General inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong SAR +852-2971 8888
Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team
manages relationships with
institutional investors, research
analysts and credit rating agencies.

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team manages
relationships with global media and
journalists.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong SAR +852-2971 8200
sh-mediarelations-ap@ubs.com

Imprint

Publisher: UBS AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2023. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS AG consolidated key figures

UBS AG consolidated key figures
	As of or for the quarter ended
USD m, except where indicated	31.3.23	31.12.22	31.3.22
Results
Total revenues	8,844	8,078	9,494
Credit loss expense / (release)	38	7	18
Operating expenses	7,350	6,282	6,916
Operating profit / (loss) before tax	1,456	1,788	2,559
Net profit / (loss) attributable to shareholders	1,004	1,518	2,004
Profitability and growth
Return on equity (%)	7.0	10.9	13.8
Return on tangible equity (%)	7.8	12.3	15.5
Return on common equity tier 1 capital (%)	9.4	14.3	19.3
Return on leverage ratio denominator, gross (%)	3.5	3.2	3.5
Cost / income ratio (%)	83.1	77.8	72.8
Net profit growth (%)	(49.9)	20.9	17.2
Resources
Total assets	1,056,758	1,105,436	1,139,876
Equity attributable to shareholders	58,386	56,598	57,962
Common equity tier 1 capital[1]	42,801	42,929	41,577
Risk-weighted assets[1]	321,224	317,823	309,374
Common equity tier 1 capital ratio (%)[1]	13.3	13.5	13.4
Going concern capital ratio (%)[1]	17.2	17.2	18.1
Total loss-absorbing capacity ratio (%)[1]	33.5	32.0	33.1
Leverage ratio denominator[1]	1,018,023	1,029,561	1,072,766
Common equity tier 1 leverage ratio (%)[1]	4.20	4.17	3.88
Other
Invested assets (USD bn)[2]	4,160	3,957	4,380
Personnel (full-time equivalents)	48,105	47,628	47,139

1 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    2 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 31 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2022 for more information.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in our external reports (annual, quarterly and other reports). We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

Terms used in this report, unless the context requires otherwise
“1m”	One million, i.e., 1,000,000
“1bn”	One billion, i.e., 1,000,000,000
“1trn”	One trillion, i.e., 1,000,000,000,000

UBS AG First quarter 2023 report                                                                                                                                                                                   2

Introduction

Overview

UBS Group AG is the holding company for the UBS Group and the parent company of UBS AG. UBS Group AG holds 100% of the issued shares in UBS AG. Financial information for UBS AG consolidated does not differ materially from that for UBS Group AG consolidated.

This report includes risk and capital management information for UBS AG consolidated and the interim consolidated financial statements for the quarter ended 31 March 2023. Regulatory information for UBS AG standalone is provided in the 31 March 2023 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

›    Refer to the UBS Group first quarter 2023 report, available under “Quarterly reporting” at ubs.com/investors, for more information

Comparison between UBS Group AG consolidated and UBS AG consolidated

The table below contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated.

The accounting policies applied under International Financial Reporting Standards (IFRS) to both the UBS Group AG and the UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below.

Assets, liabilities, revenues, operating expenses and tax expenses / (benefits) relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, revenues and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

Differences in net profit between UBS Group AG consolidated and UBS AG consolidated mainly arise as UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred. In addition, and to a lesser extent, differences arise as a result of certain compensation-related matters, including pensions.

The equity of UBS Group AG consolidated was USD 1.6bn lower than the equity of UBS AG consolidated as of 31 March 2023. This difference was mainly driven by treasury shares acquired as part of our share repurchase programs and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG. These effects were partly offset by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group AG is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted.

The going concern capital of UBS Group AG consolidated was USD 2.6bn higher than the going concern capital of UBS AG consolidated as of 31 March 2023, reflecting higher common equity tier 1 (CET1) capital of USD 1.8bn and going concern loss-absorbing additional tier 1 (AT1) capital of USD 0.8bn.

The USD 1.8bn higher CET1 capital of UBS Group AG consolidated was primarily due to lower UBS Group AG accruals for dividends to shareholders, partly offset by compensation-related regulatory capital accruals at the UBS Group AG level and lower UBS Group AG consolidated IFRS equity of USD 1.6bn.

UBS AG First quarter 2023 report | Introduction                                                                                                                                                             3

The USD 0.8bn higher going concern loss-absorbing AT1 capital of UBS Group AG consolidated was mainly driven by Deferred Contingent Capital Plan awards granted at the Group level to eligible employees for the performance years 2018 to 2022, partly offset by six loss-absorbing AT1 capital instruments on lent by UBS Group AG to UBS AG.

›    Refer to “Holding company and significant regulated subsidiaries and sub-groups” under “Complementary financial information” at ubs.com/investors  for an illustration of the consolidation scope differences between UBS AG and UBS Group AG

›    Refer to the “Capital management” section of this report for more information about differences in the loss-absorbing capacity between UBS Group AG consolidated and UBS AG consolidated

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 31.3.23			As of or for the quarter ended 31.12.22
USD m, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Total revenues	8,744	8,844	(101)	8,029	8,078	(49)
Credit loss expense / (release)	38	38	0	7	7	0
Operating expenses	7,210	7,350	(140)	6,085	6,282	(198)
Operating profit / (loss) before tax	1,495	1,456	39	1,937	1,788	148
of which: Global Wealth Management	1,215	1,199	17	1,058	1,047	11
of which: Personal & Corporate Banking	599	597	2	529	525	4
of which: Asset Management	94	94	0	124	122	2
of which: Investment Bank	477	455	21	112	108	4
of which: Group Functions	(890)	(889)	(1)	114	(13)	127
Net profit / (loss)	1,037	1,012	25	1,657	1,522	135
of which: net profit / (loss) attributable to shareholders	1,029	1,004	25	1,653	1,518	135
of which: net profit / (loss) attributable to non-controlling interests	8	8	0	4	4	0

Statement of comprehensive income
Other comprehensive income	796	792	4	551	499	52
of which: attributable to shareholders	791	787	4	538	485	52
of which: attributable to non-controlling interests	5	5	0	13	13	0
Total comprehensive income	1,833	1,804	29	2,208	2,020	187
of which: attributable to shareholders	1,820	1,791	29	2,190	2,003	187
of which: attributable to non-controlling interests	13	13	0	17	17	0

Balance sheet
Total assets	1,053,134	1,056,758	(3,625)	1,104,364	1,105,436	(1,072)
Total liabilities	996,028	998,021	(1,993)	1,047,146	1,048,496	(1,349)
Total equity	57,106	58,738	(1,632)	57,218	56,940	278
of which: equity attributable to shareholders	56,754	58,386	(1,632)	56,876	56,598	278
of which: equity attributable to non-controlling interests	352	352	0	342	342	0

Capital information
Common equity tier 1 capital	44,590	42,801	1,789	45,457	42,929	2,528
Going concern capital	57,694	55,116	2,578	58,321	54,770	3,551
Risk-weighted assets	321,660	321,224	436	319,585	317,823	1,762
Common equity tier 1 capital ratio (%)	13.9	13.3	0.5	14.2	13.5	0.7
Going concern capital ratio (%)	17.9	17.2	0.8	18.2	17.2	1.0
Total loss-absorbing capacity ratio (%)	34.3	33.5	0.8	33.0	32.0	0.9
Leverage ratio denominator	1,014,446	1,018,023	(3,577)	1,028,461	1,029,561	(1,100)
Common equity tier 1 leverage ratio (%)	4.40	4.20	0.19	4.42	4.17	0.25

UBS AG First quarter 2023 report | Introduction                                                                                                                                                             4

Risk and capital management

Management report

Risk management and control

UBS AG consolidated risk profile

The risk profile of UBS AG consolidated does not differ materially from that of UBS Group AG consolidated and the risk information provided in the UBS Group first quarter 2023 report is equally applicable to UBS AG consolidated.

The credit risk profile of UBS AG consolidated differs from that of UBS Group AG consolidated primarily in relation to receivables of UBS AG and UBS Switzerland AG from UBS Group AG. The total banking products exposure of UBS AG consolidated as of 31 March 2023 was USD 5.3bn or 0.8% higher than the exposure of UBS Group, compared with USD 2.8bn or 0.4% as of 31 December 2022.

›    Refer to the “Risk management and control” section of the UBS Group first quarter 2023 report for more information

UBS AG First quarter 2023 report | Risk and capital management | Risk management and control                                                                                         5

Capital management

Going and gone concern requirements and information

UBS is considered a systemically relevant bank (an SRB) under Swiss banking law and, on a consolidated basis, both UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable for Swiss SRBs. The Swiss SRB framework and requirements applicable to UBS AG consolidated are consistent with those applicable to UBS Group AG consolidated.

In November 2022, the Swiss Federal Council adopted amendments to the Banking Act and the Banking Ordinance, which entered into force as of 1 January 2023. The amendments replaced the resolvability discount on the gone concern capital requirements for systemically important banks (SIBs), including UBS, with reduced base gone concern capital requirements equivalent to 75% of the total going concern requirements (excluding countercyclical buffer requirements). In addition, as of July 2024, the Swiss Financial Market Supervisory Authority (FINMA) will have the authority to impose a surcharge of up to 25% of the total going concern requirements based on obstacles to a SIB’s resolvability identified in future resolvability assessments. UBS AG’s consolidated total gone concern requirements remained substantially unchanged in the first quarter of 2023 as a result of these changes.

UBS AG is subject to going and gone concern requirements on a standalone basis.

›    Refer to “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2022 for more information about the Swiss SRB framework and requirements

›    Refer to “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors  and our 31 March 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information relating to capital and other regulatory information for UBS AG standalone

UBS AG First quarter 2023 report | Risk and capital management | Capital management                                                                                                    6

Swiss SRB going and gone concern requirements and information
As of 31.3.23	RWA		LRD
USD m, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.66[1]	47,108	5.00[1]	50,901
Common equity tier 1 capital	10.36	33,295	3.50[2]	35,631
of which: minimum capital	4.50	14,455	1.50	15,270
of which: buffer capital	5.50	17,667	2.00	20,360
of which: countercyclical buffer	0.36	1,172
Maximum additional tier 1 capital	4.30	13,813	1.50	15,270
of which: additional tier 1 capital	3.50	11,243	1.50	15,270
of which: additional tier 1 buffer capital	0.80	2,570

Eligible going concern capital
Total going concern capital	17.16	55,116	5.41	55,116
Common equity tier 1 capital	13.32	42,801	4.20	42,801
Total loss-absorbing additional tier 1 capital	3.83	12,315	1.21	12,315
of which: high-trigger loss-absorbing additional tier 1 capital	3.46	11,118	1.09	11,118
of which: low-trigger loss-absorbing additional tier 1 capital[3]	0.37	1,198	0.12	1,198

Required gone concern capital
Total gone concern loss-absorbing capacity[4,5,6]	10.35	33,234	3.75	38,176
of which: base requirement including add-ons for market share and LRD	10.73[7]	34,451	3.75[7]	38,176
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.38)	(1,217)	0.00	0
of which: additional requirements for impediments in resolvability [8]

Eligible gone concern capital
Total gone concern loss-absorbing capacity	16.38	52,624	5.17	52,624
Total tier 2 capital	0.93	2,975	0.29	2,975
of which: low-trigger loss-absorbing tier 2 capital	0.76	2,438	0.24	2,438
of which: non-Basel III-compliant tier 2 capital	0.17	538	0.05	538
TLAC-eligible senior unsecured debt	15.46	49,649	4.88	49,649

Total loss-absorbing capacity
Required total loss-absorbing capacity	25.01	80,342	8.75	89,077
Eligible total loss-absorbing capacity	33.54	107,741	10.58	107,741

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		321,224
Leverage ratio denominator				1,018,023

1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).    2 Our minimum CET1 leverage ratio requirement of 3.5% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.    3 Existing outstanding low-trigger AT1 capital instruments qualify as going concern capital at the UBS AG consolidated level, as agreed with FINMA, until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the reduction for the use of higher-quality capital instruments is floored at 10% and 3.75% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 4.3 percentage points for the RWA-based requirement of 14.3% and 1.25 percentage points for the LRD-based requirement of 5.0%.    6 From 1 January 2023 the resolvability discount on the gone concern capital requirements for systemically important banks (SIBs) has been replaced with reduced base gone concern capital requirements equivalent to 75% of the total going concern requirements (excluding countercyclical buffer requirements).    7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.    8 As of July 2024, the Swiss Financial Market Supervisory Authority (FINMA) will have the authority to impose a surcharge of up to 25% of the total going concern capital requirement should obstacles to a SIB’s resolvability be identified in future resolvability assessments.

UBS AG First quarter 2023 report | Risk and capital management | Capital management                                                                                                    7

The table below provides the risk-weighted asset (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 31 March 2023 for UBS AG consolidated.

Swiss SRB going and gone concern information
USD m, except where indicated	31.3.23	31.12.22

Eligible going concern capital
Total going concern capital	55,116	54,770
Total tier 1 capital	55,116	54,770
Common equity tier 1 capital	42,801	42,929
Total loss-absorbing additional tier 1 capital	12,315	11,841
of which: high-trigger loss-absorbing additional tier 1 capital	11,118	10,654
of which: low-trigger loss-absorbing additional tier 1 capital	1,198	1,187

Eligible gone concern capital
Total gone concern loss-absorbing capacity	52,624	46,991
Total tier 2 capital	2,975	2,958
of which: low-trigger loss-absorbing tier 2 capital	2,438	2,422
of which: non-Basel III-compliant tier 2 capital	538	536
TLAC-eligible senior unsecured debt	49,649	44,033

Total loss-absorbing capacity
Total loss-absorbing capacity	107,741	101,761

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	321,224	317,823
Leverage ratio denominator	1,018,023	1,029,561

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	17.2	17.2
of which: common equity tier 1 capital ratio	13.3	13.5
Gone concern loss-absorbing capacity ratio	16.4	14.8
Total loss-absorbing capacity ratio	33.5	32.0

Leverage ratios (%)
Going concern leverage ratio	5.4	5.3
of which: common equity tier 1 leverage ratio	4.20	4.17
Gone concern leverage ratio	5.2	4.6
Total loss-absorbing capacity leverage ratio	10.6	9.9

UBS AG First quarter 2023 report | Risk and capital management | Capital management                                                                                                    8

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information

Swiss SRB going and gone concern information (UBS Group AG vs UBS AG consolidated)
As of 31.3.23
USD m, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference

Eligible going concern capital
Total going concern capital	57,694	55,116	2,578
Total tier 1 capital	57,694	55,116	2,578
Common equity tier 1 capital	44,590	42,801	1,789
Total loss-absorbing additional tier 1 capital	13,104	12,315	788
of which: high-trigger loss-absorbing additional tier 1 capital	11,905	11,118	788
of which: low-trigger loss-absorbing additional tier 1 capital	1,198	1,198	1

Eligible gone concern capital
Total gone concern loss-absorbing capacity	52,624	52,624	0
Total tier 2 capital	2,975	2,975	0
of which: low-trigger loss-absorbing tier 2 capital	2,438	2,438	0
of which: non-Basel III-compliant tier 2 capital	538	538	0
TLAC-eligible senior unsecured debt	49,649	49,649	0

Total loss-absorbing capacity
Total loss-absorbing capacity	110,318	107,741	2,578

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	321,660	321,224	436
Leverage ratio denominator	1,014,446	1,018,023	(3,577)

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	17.9	17.2	0.8
of which: common equity tier 1 capital ratio	13.9	13.3	0.5
Gone concern loss-absorbing capacity ratio	16.4	16.4	0.0
Total loss-absorbing capacity ratio	34.3	33.5	0.8

Leverage ratios (%)
Going concern leverage ratio	5.7	5.4	0.3
of which: common equity tier 1 leverage ratio	4.40	4.20	0.19
Gone concern leverage ratio	5.2	5.2	0.0
Total loss-absorbing capacity leverage ratio	10.9	10.6	0.3

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital (UBS Group AG vs UBS AG consolidated)
As of 31.3.23
USD m	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference
Total IFRS equity	57,106	58,738	(1,632)
Equity attributable to non-controlling interests	(352)	(352)
Defined benefit plans, net of tax	(361)	(361)
Deferred tax assets recognized for tax loss carry-forwards	(4,019)	(4,019)
Deferred tax assets for unused tax credits	(122)	(122)
Deferred tax assets on temporary differences, excess over threshold	(139)	(274)	136
Goodwill, net of tax	(5,758)	(5,758)
Intangible assets, net of tax	(148)	(148)
Compensation-related components (not recognized in net profit)	(1,711)		(1,711)
Expected losses on advanced internal ratings-based portfolio less provisions	(439)	(439)
Unrealized (gains) / losses from cash flow hedges, net of tax	3,652	3,652
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax	(582)	(582)
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date	(125)	(125)
Prudential valuation adjustments	(228)	(228)
Accruals for dividends to shareholders for 2022	(1,683)	(6,000)	4,317
Other[1]	(499)	(1,179)	680
Total common equity tier 1 capital	44,590	42,801	1,789
1 Includes dividend accruals for the current year and other items.

UBS AG First quarter 2023 report | Risk and capital management | Capital management                                                                                                    9

The going concern capital of UBS AG consolidated was USD 2.6bn lower than the going concern capital of UBS Group AG consolidated as of 31 March 2023, reflecting lower CET1 capital of USD 1.8bn and lower going concern loss-absorbing additional tier 1 (AT1) capital of USD 0.8bn.

The aforementioned difference in CET1 capital was primarily due to lower UBS Group AG accruals for dividends to shareholders, partly offset by compensation-related regulatory capital accruals at the UBS Group AG level and lower UBS Group AG consolidated IFRS equity of USD 1.6bn.

The going concern loss-absorbing AT1 capital of UBS AG consolidated was USD 0.8bn lower than that of UBS Group AG consolidated as of 31 March 2023, mainly reflecting Deferred Contingent Capital Plan awards granted at the Group level to eligible employees for the performance years 2018 to 2022, partly offset by six loss-absorbing AT1 capital instruments on lent by UBS Group AG to UBS AG.

Differences in capital between UBS Group AG consolidated and UBS AG consolidated related to employee compensation plans will reverse to the extent underlying services are performed by employees of, and are consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plans.

The leverage ratio framework for UBS AG consolidated is consistent with that of UBS Group AG consolidated. As of 31 March 2023, the going concern leverage ratio of UBS AG consolidated was 0.3 percentage points lower than that of UBS Group AG consolidated, mainly because the going concern capital of UBS AG consolidated was USD 2.6bn lower.

›    Refer to the “Introduction” section of this report for more information about the differences in equity between UBS AG consolidated and UBS Group AG consolidated

›    Refer to the “Capital management” section of the UBS Group first quarter 2023 report, available under “Quarterly reporting” at ubs.com/investors, for information about the developments of loss-absorbing capacity, RWA and LRD for UBS Group AG consolidated

UBS AG First quarter 2023 report | Risk and capital management | Capital management                                                                                                    10

Consolidated financial statements

Unaudited

Table of contents

UBS AG interim consolidated financial statements (unaudited)

12	Income statement
13	Statement of comprehensive income
14	Balance sheet
15	Statement of changes in equity
16	Statement of cash flows

17	1 Basis of accounting
18	2 Segment reporting
18	3 Net interest income
19	4 Net fee and commission income
19	5 Personnel expenses
19	6 General and administrative expenses
20	7 Income taxes
20	8 Expected credit loss measurement
26	9 Fair value measurement
32	10 Derivative instruments
33	11 Other assets and liabilities
34	12 Funding from UBS Group AG measured at amortized cost
34	13 Debt issued designated at fair value
34	14 Debt issued measured at amortized cost
35	15 Provisions and contingent liabilities

UBS AG First quarter 2023 report | Consolidated financial statements | UBS AG interim consolidated financial statements (unaudited)                                    11

UBS AG interim consolidated
financial statements (unaudited)

Income statement
		For the quarter ended
USD m	Note	31.3.23	31.12.22	31.3.22
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	4,815	4,196	2,145
Interest expense from financial instruments measured at amortized cost	3	(3,853)	(2,989)	(809)
Net interest income from financial instruments measured at fair value through profit or loss and other	3	426	365	410
Net interest income	3	1,388	1,572	1,746
Other net income from financial instruments measured at fair value through profit or loss		2,673	1,856	2,225
Fee and commission income	4	5,076	4,772	5,868
Fee and commission expense	4	(447)	(413)	(485)
Net fee and commission income	4	4,628	4,360	5,384
Other income		155	290	139
Total revenues		8,844	8,078	9,494

Credit loss expense / (release)	8	38	7	18
Personnel expenses	5	3,898	3,468	4,233
General and administrative expenses	6	2,983	2,327	2,233
Depreciation, amortization and impairment of non-financial assets		469	488	449
Operating expenses		7,350	6,282	6,916
Operating profit / (loss) before tax		1,456	1,788	2,559
Tax expense / (benefit)	7	445	267	547
Net profit / (loss)		1,012	1,522	2,012
Net profit / (loss) attributable to non-controlling interests		8	4	8
Net profit / (loss) attributable to shareholders		1,004	1,518	2,004

UBS AG First quarter 2023 report | Consolidated financial statements | UBS AG interim consolidated financial statements (unaudited)                                    12

Statement of comprehensive income
	For the quarter ended
USD m	31.3.23	31.12.22	31.3.22

Comprehensive income attributable to shareholders
Net profit / (loss)	1,004	1,518	2,004
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	224	1,687	(465)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	(126)	(794)	212
Foreign currency translation differences on foreign operations reclassified to the income statement	(1)	0	0
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	(1)	3	0
Income tax relating to foreign currency translations, including the effect of net investment hedges	(2)	(10)	2
Subtotal foreign currency translation, net of tax	95	886	(251)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax[1]	2	5	(439)
Net realized (gains) / losses reclassified to the income statement from equity	0	0	0
Income tax relating to net unrealized gains / (losses)	0	0	112
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	2	6	(327)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	387	59	(2,465)[2]
Net (gains) / losses reclassified to the income statement from equity	349	210	(237)
Income tax relating to cash flow hedges	(130)	(43)	518
Subtotal cash flow hedges, net of tax	606	225	(2,184)
Cost of hedging
Cost of hedging, before tax	(5)	(69)	77
Income tax relating to cost of hedging	0	3	0
Subtotal cost of hedging, net of tax	(5)	(66)	77
Total other comprehensive income that may be reclassified to the income statement, net of tax	698	1,051	(2,685)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	33	(361)	128
Income tax relating to defined benefit plans	4	27	(17)
Subtotal defined benefit plans, net of tax	38	(333)	110
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	69	(304)	423
Income tax relating to own credit on financial liabilities designated at fair value	(17)	71	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	51	(233)	423
Total other comprehensive income that will not be reclassified to the income statement, net of tax	89	(566)	533

Total other comprehensive income	787	485	(2,152)
Total comprehensive income attributable to shareholders	1,791	2,003	(148)

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	8	4	8
Total other comprehensive income that will not be reclassified to the income statement, net of tax	5	13	18
Total comprehensive income attributable to non-controlling interests	13	17	26

Total comprehensive income
Net profit / (loss)	1,012	1,522	2,012
Other comprehensive income	792	499	(2,134)
of which: other comprehensive income that may be reclassified to the income statement	698	1,051	(2,685)
of which: other comprehensive income that will not be reclassified to the income statement	94	(553)	551
Total comprehensive income	1,804	2,020	(121)

1 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. As a result, the related cumulative fair value losses of USD 449m pre-tax and USD 333m post-tax, previously recognized in Other comprehensive income, have been removed from equity and adjusted against the value of the assets at the reclassification date.    2 Mainly reflects net unrealized losses on US dollar hedging derivatives, resulting from significant increases in the relevant US dollar long-term interest rates.

UBS AG First quarter 2023 report | Consolidated financial statements | UBS AG interim consolidated financial statements (unaudited)                                    13

Balance sheet
USD m	Note	31.3.23	31.12.22

Assets
Cash and balances at central banks		144,183	169,445
Loans and advances to banks		14,773	14,671
Receivables from securities financing transactions measured at amortized cost		60,010	67,814
Cash collateral receivables on derivative instruments	10	32,726	35,033
Loans and advances to customers	8	395,429	390,027
Other financial assets measured at amortized cost	11	49,289	53,389
Total financial assets measured at amortized cost		696,411	730,379
Financial assets at fair value held for trading	9	118,009	108,034
of which: assets pledged as collateral that may be sold or repledged by counterparties		37,569	36,742
Derivative financial instruments	9,10	114,253	150,109
Brokerage receivables	9	21,025	17,576
Financial assets at fair value not held for trading	9	66,511	59,408
Total financial assets measured at fair value through profit or loss		319,799	335,127
Financial assets measured at fair value through other comprehensive income	9	2,241	2,239
Investments in associates		1,114	1,101
Property, equipment and software		11,274	11,316
Goodwill and intangible assets		6,272	6,267
Deferred tax assets		9,281	9,354
Other non-financial assets	11	10,367	9,652
Total assets		1,056,758	1,105,436
Liabilities
Amounts due to banks		13,595	11,596
Payables from securities financing transactions measured at amortized cost		9,870	4,202
Cash collateral payables on derivative instruments	10	32,240	36,436
Customer deposits		507,844	527,171
Funding from UBS Group AG measured at amortized cost	12	63,093	56,147
Debt issued measured at amortized cost	14	54,733	59,499
Other financial liabilities measured at amortized cost	11	10,695	10,391
Total financial liabilities measured at amortized cost		692,071	705,442
Financial liabilities at fair value held for trading	9	34,374	29,515
Derivative financial instruments	9,10	116,113	154,906
Brokerage payables designated at fair value	9	43,911	45,085
Debt issued designated at fair value	9,13	74,974	71,842
Other financial liabilities designated at fair value	9,11	28,018	32,033
Total financial liabilities measured at fair value through profit or loss		297,391	333,382
Provisions	15	3,886	3,183
Other non-financial liabilities	11	4,673	6,489
Total liabilities		998,021	1,048,496

Equity
Share capital		338	338
Share premium		24,644	24,648
Retained earnings		32,863	31,746
Other comprehensive income recognized directly in equity, net of tax		541	(133)
Equity attributable to shareholders		58,386	56,598
Equity attributable to non-controlling interests		352	342
Total equity		58,738	56,940
Total liabilities and equity		1,056,758	1,105,436

UBS AG First quarter 2023 report | Consolidated financial statements | UBS AG interim consolidated financial statements (unaudited)                                    14

Statement of changes in equity
USD m	Share capital and share premium	Retained earnings	OCI recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: cash flow hedges	Total equity attributable to shareholders
Balance as of 1 January 2023[2]	24,985	31,746	(133)	4,098	(4,234)	56,598
Premium on shares issued and warrants exercised	(5)[3]					(5)
Tax (expense) / benefit	1					1
Translation effects recognized directly in retained earnings		24	(24)		(24)	0
Share of changes in retained earnings of associates and joint ventures		0				0
New consolidations / (deconsolidations) and other increases / (decreases)	0					0
Total comprehensive income for the period		1,093	698	95	606	1,791
of which: net profit / (loss)		1,004				1,004
of which: OCI, net of tax		89	698	95	606	787
Balance as of 31 March 2023[2]	24,982	32,863	541	4,193	(3,652)	58,386
Non-controlling interests as of 31 March 2023						352
Total equity as of 31 March 2023						58,738

Balance as of 1 January 2022[2]	24,991	27,912	5,200	4,617	628	58,102
Tax (expense) / benefit	3					3
Translation effects recognized directly in retained earnings		1	(1)		(1)	0
Share of changes in retained earnings of associates and joint ventures		0				0
New consolidations / (deconsolidations) and other increases / (decreases)	5					5
Total comprehensive income for the period		2,537	(2,685)	(251)	(2,184)	(148)
of which: net profit / (loss)		2,004				2,004
of which: OCI, net of tax		533	(2,685)	(251)	(2,184)	(2,152)
Balance as of 31 March 2022[2]	24,998	30,450	2,514	4,366	(1,556)	57,962
Non-controlling interests as of 31 March 2022						356
Total equity as of 31 March 2022						58,319

1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.    2 Excludes non-controlling interests.    3 Includes decreases related to recharges by UBS Group AG for share-based compensation awards granted to employees of UBS AG or its subsidiaries.

UBS AG First quarter 2023 report | Consolidated financial statements | UBS AG interim consolidated financial statements (unaudited)                                    15

Statement of cash flows
	Year-to-date
USD m	31.3.23	31.3.22

Cash flow from / (used in) operating activities
Net profit / (loss)	1,012	2,012
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial assets	469	449
Credit loss expense / (release)	38	0
Share of net profits of associates and joint ventures and impairment related to associates	(10)	4
Deferred tax expense / (benefit)	(37)	212
Net loss / (gain) from investing activities	(87)	19
Net loss / (gain) from financing activities	3,440	(4,599)
Other net adjustments	(806)	1,920
Net change in operating assets and liabilities:
Loans and advances to banks and amounts due to banks	1,855	3,869
Securities financing transactions measured at amortized cost	13,493	7,011
Cash collateral on derivative instruments	(1,889)	(959)
Loans and advances to customers and customer deposits	(25,038)	3,793
Financial assets and liabilities at fair value held for trading and derivative financial instruments	(6,183)	8,197
Brokerage receivables and payables	(4,618)	5,081
Financial assets at fair value not held for trading and other financial assets and liabilities	(7,663)	(52)
Provisions and other non-financial assets and liabilities	(1,251)	(1,415)
Income taxes paid, net of refunds	(523)	(644)
Net cash flow from / (used in) operating activities	(27,798)	24,899

Cash flow from / (used in) investing activities
Purchase of property, equipment and software	(330)	(371)
Purchase of financial assets measured at fair value through other comprehensive income	(1,092)	(1,645)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	1,102	1,092
Net (purchase) / redemption of debt securities measured at amortized cost	(2,030)	(2,547)
Net cash flow from / (used in) investing activities	(2,350)	(3,472)

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(2,429)	(5,188)
Issuance of debt designated at fair value and long-term debt measured at amortized cost[1]	27,237	24,824
Repayment of debt designated at fair value and long-term debt measured at amortized cost[1]	(23,175)	(21,201)
Net cash flows from other financing activities	(120)	(219)
Net cash flow from / (used in) financing activities	1,513	(1,784)

Total cash flow
Cash and cash equivalents at the beginning of the period	195,200	207,755
Net cash flow from / (used in) operating, investing and financing activities	(28,635)	19,644
Effects of exchange rate differences on cash and cash equivalents	746	(2,729)
Cash and cash equivalents at the end of the period[2]	167,311	224,669
of which: cash and balances at central banks[3]	144,099	206,666
of which: loans and advances to banks	13,311	16,485
of which: money market paper[4]	9,901	1,518

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	7,064	2,889
Interest paid in cash	5,926	1,428
Dividends on equity investments, investment funds and associates received in cash[5]	525	456

1 Includes funding from UBS Group AG measured at amortized cost (recognized in Funding from UBS Group AG measured at amortized cost in the balance sheet) and measured at fair value (recognized in Other financial liabilities designated at fair value in the balance sheet).    2 USD 4,137m and USD 4,359m of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 31 March 2023 and 31 March 2022, respectively. Refer to “Note 22 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2022 for more information.    3 Includes only balances with an original maturity of three months or less.    4 Money market paper is included in the balance sheet under Financial assets at fair value not held for trading (31 March 2023: USD 9,644m; 31 March 2022: USD 1,202m), Other financial assets measured at amortized cost (31 March 2023: USD 218m; 31 March 2022: USD 138m), Financial assets at fair value held for trading (31 March 2023: USD 39m; 31 March 2022: USD 63m), and Financial assets measured at fair value through other comprehensive income (31 March 2023: USD 0m; 31 March 2022: USD 115m).    5 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.

UBS AG First quarter 2023 report | Consolidated financial statements | UBS AG interim consolidated financial statements (unaudited)                                    16

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 1  Basis of accounting

Basis of preparation

The consolidated financial statements (the financial statements) of UBS AG and its subsidiaries (together, UBS AG) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, and are presented in US dollars. These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual financial statements for the period ended 31 December 2022, except for the changes described in this Note. These interim financial statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated financial statements in the Annual Report 2022. In the opinion of management, all necessary adjustments have been made for a fair presentation of UBS AG’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Material accounting policies” in the “Consolidated financial statements” section of the Annual Report 2022.

IFRS 17, Insurance Contracts

Effective from 1 January 2023, UBS AG has adopted IFRS 17, Insurance Contracts, which sets out the accounting requirements for contractual rights and obligations that arise from insurance contracts issued and reinsurance contracts held. The adoption has had no effect on UBS AG’s financial statements. UBS AG does not provide insurance services in any market.

Other amendments to IFRS

Effective from 1 January 2023, UBS AG has adopted a number of minor amendments to IFRS, which have had no significant effect on UBS AG.

Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate			Average rate[1]
	As of			For the quarter ended
	31.3.23	31.12.22	31.3.22	31.3.23	31.12.22	31.3.22
1 CHF	1.09	1.08	1.08	1.08	1.05	1.08
1 EUR	1.08	1.07	1.11	1.08	1.04	1.12
1 GBP	1.23	1.21	1.31	1.22	1.19	1.33
100 JPY	0.75	0.76	0.82	0.75	0.73	0.85

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of UBS AG with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

UBS AG First quarter 2023 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                  17

Note 2  Segment reporting

USD m	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS AG

For the quarter ended 31 March 2023[1]
Net interest income	1,491	705	(8)	(500)	(301)	1,388
Non-interest income	3,301	572	510	2,845	228	7,456
Total revenues	4,792	1,278	502	2,345	(73)	8,844
Credit loss expense / (release)	15	16	0	7	0	38
Operating expenses	3,578	665	408	1,883	816	7,350
Operating profit / (loss) before tax	1,199	597	94	455	(889)	1,456
Tax expense / (benefit)						445
Net profit / (loss)						1,012

As of 31 March 2023[1]
Total assets	376,644	238,131	18,175	362,219	61,589	1,056,758

For the quarter ended 31 March 2022[1]
Net interest income	1,141	535	(4)	133	(60)	1,746
Non-interest income	3,763	552	582	2,777	74	7,748
Total revenues	4,904	1,087	578	2,910	14	9,494
Credit loss expense / (release)	(7)	23	0	4	0	18
Operating expenses	3,629	644	402	1,999	242	6,916
Operating profit / (loss) before tax	1,283	420	176	908	(227)	2,559
Tax expense / (benefit)						547
Net profit / (loss)						2,012

As of 31 December 2022[1]
Total assets	388,624	235,330	16,971	391,495	73,016	1,105,436
1 Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2022 for more information about UBS AG’s reporting segments.

Note 3   Net interest income

	For the quarter ended
USD m	31.3.23	31.12.22	31.3.22
Interest income from loans and deposits[1]	4,145	3,562	1,661
Interest income from securities financing transactions measured at amortized cost[2]	766	636	118
Interest income from other financial instruments measured at amortized cost	259	207	72
Interest income from debt instruments measured at fair value through other comprehensive income	23	14	41
Interest income from derivative instruments designated as cash flow hedges	(376)	(223)	253
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	4,815	4,196	2,145
Interest expense on loans and deposits[3]	2,909	2,216	429
Interest expense on securities financing transactions measured at amortized cost[4]	365	295	224
Interest expense on debt issued	555	455	135
Interest expense on lease liabilities	25	24	22
Total interest expense from financial instruments measured at amortized cost	3,853	2,989	809
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	962	1,207	1,336
Net interest income from financial instruments measured at fair value through profit or loss and other	426	365	410
Total net interest income	1,388	1,572	1,746

1 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer deposits, and cash collateral payables on derivative instruments.    2 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, customer deposits, and funding from UBS Group AG, as well as negative interest on cash and balances at central banks, loans and advances to banks, and cash collateral receivables on derivative instruments.    4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.

UBS AG First quarter 2023 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                  18

Note 4   Net fee and commission income

	For the quarter ended
USD m	31.3.23	31.12.22	31.3.22
Underwriting fees	149	121	203
M&A and corporate finance fees	178	196	237
Brokerage fees	880	759	1,078
Investment fund fees	1,178	1,148	1,388
Portfolio management and related services	2,210	2,121	2,463
Other	480	427	501
Total fee and commission income[1]	5,076	4,772	5,868
of which: recurring	3,413	3,324	3,860
of which: transaction-based	1,639	1,424	1,989
of which: performance-based	24	24	19
Fee and commission expense	447	413	485
Net fee and commission income	4,628	4,360	5,384

1 Reflects third-party fee and commission income for the first quarter of 2023 of USD 3,145m for Global Wealth Management (fourth quarter of 2022: USD 2,965m; first quarter of 2022: USD 3,637m), USD 449m for Personal & Corporate Banking (fourth quarter of 2022: USD 390m; first quarter of 2022: USD 447m), USD 687m for Asset Management (fourth quarter of 2022: USD 676m; first quarter of 2022: USD 762m), USD 791m for the Investment Bank (fourth quarter of 2022: USD 738m; first quarter of 2022: USD 1,018m) and USD 3m for Group Functions (fourth quarter of 2022: USD 4m; first quarter of 2022: USD 4m).

Note 5   Personnel expenses

	For the quarter ended
USD m	31.3.23	31.12.22	31.3.22
Salaries and variable compensation[1]	3,356	3,013	3,685
of which: variable compensation – financial advisors[2]	1,111	1,073	1,220
Contractors	27	32	28
Social security	220	159	228
Post-employment benefit plans	174	113	182
Other personnel expenses	122	151	109
Total personnel expenses	3,898	3,468	4,233

1 Includes role-based allowances.    2 Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure using a formulaic approach. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Note 6   General and administrative expenses

	For the quarter ended
USD m	31.3.23	31.12.22	31.3.22
Outsourcing costs	124	120	106
Technology costs	132	133	122
Consulting, legal and audit fees	108	151	104
Real estate and logistics costs	119	135	124
Market data services	99	94	93
Marketing and communication	34	76	31
Travel and entertainment	49	55	19
Litigation, regulatory and similar matters[1]	721	50	57
Other	1,596	1,514	1,577
of which: shared services costs charged by UBS Group AG or its subsidiaries	1,385	1,288	1,390
Total general and administrative expenses	2,983	2,327	2,233
1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 15b for more information.

UBS AG First quarter 2023 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                  19

Note 7  Income taxes

UBS AG recognized income tax expenses of USD 445m for the first quarter of 2023, representing an effective tax rate of 30.5%, compared with USD 547m and an effective tax rate of 21.4% for the first quarter of 2022.

Current tax expenses were USD 481m, compared with USD 335m. Current tax expenses included USD 359m in respect of the taxable profits of UBS Switzerland AG and other entities and USD 122m in respect of the US Corporate Alternative Minimum Tax (CAMT) that was introduced effective 1 January 2023.

There was a net deferred tax benefit of USD 37m, compared with a deferred tax expense of USD 212m. This includes a benefit of USD 122m that resulted from the recognition of deferred tax assets (DTAs) for tax credits carried forward in relation to CAMT and a benefit of USD 60m in respect of an increase in the expected value of future tax deductions for deferred compensation awards, due to an increase in the Group’s share price during the quarter. These benefits were partly offset by expenses of USD 145m that primarily relate to the amortization of DTAs previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc. The pre-tax expense that was recognized in respect of the increase in provisions related to the US residential mortgage-backed securities litigation matter did not result in any tax benefit.

Note 8   Expected credit loss measurement

a) Credit loss expense / release

Total net credit loss expenses in the first quarter of 2023 were USD 38m, reflecting USD 26m net credit loss expenses related to stage 1 and 2 positions and USD 12m net credit loss expenses related to stage 3 positions, primarily in the Investment Bank.

Stage 1 and 2 net expenses of USD 26m included scenario-update-related expenses of USD 21m, primarily for real estate lending due to less optimistic house price forecasts and, to a lesser extent, lending to SME clients due to rising interest rates.

UBS AG First quarter 2023 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                  20

Note 8   Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and post-model adjustments

Scenarios and scenario weights

The expected credit loss (ECL) scenarios, along with their related macroeconomic factors and market data, were reviewed in light of the economic and political conditions prevailing in the first quarter of 2023 through a series of governance meetings, with input and feedback from UBS AG Risk and Finance experts across the business divisions and regions. UBS AG decided to apply the same scenarios (baseline, stagflationary geopolitical crisis, global crisis, asset price inflation) and weights in the first quarter of 2023 as in the fourth quarter of 2022. Refer to the table below for scenarios and weights applied.

The baseline scenario was updated with the latest macroeconomic data as of 31 March 2023. The assumptions on a calendar-year basis are included in the table below and imply a weaker economic forecast for 2023, mainly in the US, and less optimistic house price forecasts in the US and Switzerland, compared with 31 December 2022.

The global crisis scenario, the stagflationary geopolitical crisis scenario and the asset price inflation scenario were updated with current macroeconomic factors, resulting overall in modest allowances increases in real estate lending.

Post-model adjustments

Total stage 1 and 2 allowances and provisions amounted to USD 555m as of 31 March 2023 and included post-model adjustments (PMA) of USD 128m (31 December 2022: USD 131m).

The PMA represent uncertainty and risk, heightened geopolitical tensions, stagflation, and recession risk, as well as the recent volatility in the banking system, which cannot be fully and reliably modeled.

Comparison of shock factors

	Baseline
Key parameters	2022	2023	2024
Real GDP growth (annual percentage change)
US	2.0	0.6	0.3
Eurozone	3.5	0.8	1.0
Switzerland	2.0	0.7	1.0
Unemployment rate (%, annual average)
US	3.7	3.8	5.1
Eurozone	6.7	6.7	6.9
Switzerland	2.2	2.2	2.5
Fixed income: 10-year government bonds (%, Q4)
USD	3.9	3.4	3.3
EUR	2.6	2.2	2.2
CHF	1.6	1.3	1.4
Real estate (annual percentage change, Q4)
US	6.4	(2.3)	2.0
Eurozone	3.4	(2.0)	2.8
Switzerland	3.6	1.5	0.0

Economic scenarios and weights applied
	Assigned weights in %
ECL scenario	31.3.23	31.12.22	31.3.22
Asset price inflation	0.0	0.0	0.0
Baseline	60.0	60.0	55.0
Severe global interest rate steepening	–	–	25.0
Stagflationary geopolitical crisis	25.0	25.0	–
Global crisis	15.0	15.0	20.0

UBS AG First quarter 2023 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                  21

Note 8   Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The following tables provide information about financial instruments and certain non-financial instruments that are subject to ECL requirements. For amortized-cost instruments, the carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized-cost instruments, the allowance for credit losses for FVOCI instruments does not reduce the carrying amount of these financial assets. Instead, the carrying amount of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

USD m	31.3.23
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	144,183	144,144	39	0	(12)	0	(12)	0
Loans and advances to banks	14,773	14,728	45	0	(6)	(5)	0	0
Receivables from securities financing transactions measured at amortized cost	60,010	60,010	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	32,726	32,726	0	0	0	0	0	0
Loans and advances to customers	395,429	377,266	16,573	1,591	(804)	(152)	(180)	(472)
of which: Private clients with mortgages	159,409	149,701	8,999	709	(171)	(43)	(103)	(25)
of which: Real estate financing	48,672	45,159	3,504	8	(42)	(18)	(24)	0
of which: Large corporate clients	12,943	11,216	1,408	320	(139)	(20)	(16)	(102)
of which: SME clients	13,610	11,781	1,437	392	(243)	(29)	(25)	(189)
of which: Lombard	128,960	128,903	0	57	(26)	(9)	0	(17)
of which: Credit cards	1,831	1,418	381	32	(37)	(8)	(10)	(20)
of which: Commodity trade finance	3,053	3,022	20	10	(96)	(5)	0	(91)
Other financial assets measured at amortized cost	49,289	48,771	372	146	(84)	(17)	(6)	(61)
of which: Loans to financial advisors	2,571	2,323	121	127	(54)	(6)	(2)	(46)
Total financial assets measured at amortized cost	696,411	677,646	17,028	1,737	(908)	(176)	(198)	(534)
Financial assets measured at fair value through other comprehensive income	2,241	2,241	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	698,652	679,887	17,028	1,737	(908)	(176)	(198)	(534)

	Total exposure				ECL provisions
Off-balance sheet (within the scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	22,670	21,670	887	113	(54)	(13)	(8)	(33)
of which: Large corporate clients	3,476	2,733	668	75	(19)	(2)	(3)	(14)
of which: SME clients	1,368	1,197	133	38	(11)	(1)	(1)	(9)
of which: Financial intermediaries and hedge funds	13,076	13,037	38	0	(11)	(8)	(4)	0
of which: Lombard	2,171	2,170	0	1	(1)	0	0	(1)
of which: Commodity trade finance	1,815	1,815	0	0	(1)	(1)	0	0
Irrevocable loan commitments	39,775	37,261	2,400	114	(113)	(57)	(56)	0
of which: Large corporate clients	23,294	21,263	1,948	83	(95)	(47)	(49)	0
Forward starting reverse repurchase and securities borrowing agreements	4,748	4,748	0	0	0	0	0	0
Committed unconditionally revocable credit lines	41,970	40,206	1,724	40	(44)	(36)	(8)	0
of which: Real estate financing	8,226	8,037	188	0	(6)	(6)	0	0
of which: Large corporate clients	4,496	4,284	205	7	(5)	(3)	(2)	0
of which: SME clients	4,898	4,656	214	28	(21)	(18)	(3)	0
of which: Lombard	8,166	8,165	0	1	0	0	0	0
of which: Credit cards	9,567	9,078	486	3	(7)	(5)	(2)	0
of which: Commodity trade finance	370	370	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	4,161	4,126	33	2	(3)	(3)	0	0
Total off-balance sheet financial instruments and credit lines	113,323	108,010	5,044	269	(214)	(108)	(72)	(33)
Total allowances and provisions					(1,121)	(284)	(271)	(567)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

UBS AG First quarter 2023 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                  22

Note 8   Expected credit loss measurement (continued)

USD m	31.12.22
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	169,445	169,402	44	0	(12)	0	(12)	0
Loans and advances to banks	14,671	14,670	1	0	(6)	(5)	(1)	0
Receivables from securities financing transactions measured at amortized cost	67,814	67,814	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	35,033	35,033	0	0	0	0	0	0
Loans and advances to customers	390,027	372,903	15,587	1,538	(783)	(129)	(180)	(474)
of which: Private clients with mortgages	156,930	147,651	8,579	699	(161)	(27)	(107)	(28)
of which: Real estate financing	46,470	43,112	3,349	9	(41)	(17)	(23)	0
of which: Large corporate clients	12,226	10,733	1,189	303	(130)	(24)	(14)	(92)
of which: SME clients	13,903	12,211	1,342	351	(251)	(26)	(22)	(203)
of which: Lombard	132,287	132,196	0	91	(26)	(9)	0	(17)
of which: Credit cards	1,834	1,420	382	31	(36)	(7)	(10)	(19)
of which: Commodity trade finance	3,272	3,261	0	11	(96)	(6)	0	(90)
Other financial assets measured at amortized cost[2]	53,389	52,829	413	147	(86)	(17)	(6)	(63)
of which: Loans to financial advisors	2,611	2,357	128	126	(59)	(7)	(2)	(51)
Total financial assets measured at amortized cost	730,379	712,651	16,044	1,685	(890)	(154)	(199)	(537)
Financial assets measured at fair value through other comprehensive income[2]	2,239	2,239	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	732,618	714,889	16,044	1,685	(890)	(154)	(199)	(537)

	Total exposure				ECL provisions
Off-balance sheet (within the scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	22,167	19,805	2,254	108	(48)	(13)	(9)	(26)
of which: Large corporate clients	3,663	2,883	721	58	(26)	(2)	(3)	(21)
of which: SME clients	1,337	1,124	164	49	(5)	(1)	(1)	(3)
of which: Financial intermediaries and hedge funds	11,833	10,513	1,320	0	(12)	(8)	(4)	0
of which: Lombard	2,376	2,376	0	1	(1)	0	0	(1)
of which: Commodity trade finance	2,121	2,121	0	0	(1)	(1)	0	0
Irrevocable loan commitments	39,996	37,531	2,341	124	(111)	(59)	(52)	0
of which: Large corporate clients	23,611	21,488	2,024	99	(93)	(49)	(45)	0
Forward starting reverse repurchase and securities borrowing agreements	3,801	3,801	0	0	0	0	0	0
Committed unconditionally revocable credit lines	43,677	41,809	1,833	36	(40)	(32)	(8)	0
of which: Real estate financing	8,711	8,528	183	0	(6)	(6)	0	0
of which: Large corporate clients	4,578	4,304	268	5	(4)	(1)	(2)	0
of which: SME clients	4,723	4,442	256	26	(19)	(16)	(3)	0
of which: Lombard	7,855	7,854	0	1	0	0	0	0
of which: Credit cards	9,390	8,900	487	3	(7)	(5)	(2)	0
of which: Commodity trade finance	327	327	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	4,696	4,600	94	2	(2)	(2)	0	0
Total off-balance sheet financial instruments and credit lines	114,337	107,545	6,522	270	(201)	(106)	(69)	(26)
Total allowances and provisions					(1,091)	(260)	(267)	(564)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 10a for more information.

UBS AG First quarter 2023 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                  23

Note 8   Expected credit loss measurement (continued)

The table below provides information about the ECL gross exposure and the ECL coverage ratio for UBS AG’s core loan portfolios (i.e., Loans and advances to customers and  Loans to financial advisors) and relevant off-balance sheet exposures. Cash and balances at central banks, Loans and advances to banks, Receivables from securities financing transactions, Cash collateral receivables on derivative instruments and Financial assets measured at fair value through other comprehensive income are not included in the table below, due to their lower sensitivity to ECL.

ECL coverage ratios are calculated by dividing ECL allowances and provisions by the gross carrying amount of the related exposures.

Coverage ratios for core loan portfolio	31.3.23
	Gross carrying amount (USD m)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	159,580	149,744	9,102	734	11	3	113	9	344
Real estate financing	48,714	45,177	3,529	8	9	4	69	9	22
Total real estate lending	208,294	194,921	12,631	742	10	3	101	9	341
Large corporate clients	13,082	11,236	1,424	422	106	18	115	29	2,424
SME clients	13,853	11,811	1,461	581	175	25	168	41	3,253
Total corporate lending	26,936	23,047	2,886	1,003	142	22	142	35	2,904
Lombard	128,985	128,912	0	74	2	1	0	1	2,286
Credit cards	1,868	1,426	391	52	201	56	255	99	3,793
Commodity trade finance	3,149	3,028	20	101	305	18	11	17	9,001
Other loans and advances to customers	27,002	26,085	825	92	18	7	24	8	3,117
Loans to financial advisors	2,626	2,329	123	174	206	26	145	32	2,659
Total other lending	163,630	161,778	1,360	492	16	3	101	4	4,109
Total[1]	398,859	379,746	16,876	2,237	22	4	108	9	2,319

	Gross exposure (USD m)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	6,377	6,163	212	3	6	5	28	6	340
Real estate financing	9,298	9,101	197	0	7	8	0	7	0
Total real estate lending	15,675	15,263	409	3	6	7	0	6	340
Large corporate clients	31,375	28,390	2,821	165	38	18	190	34	830
SME clients	7,674	7,124	470	80	55	30	245	44	1,114
Total corporate lending	39,049	35,514	3,290	245	41	21	198	36	923
Lombard	12,456	12,455	0	1	1	1	0	1	0
Credit cards	9,567	9,078	486	3	8	6	36	8	0
Commodity trade finance	2,187	2,187	0	0	4	4	0	4	0
Financial intermediaries and hedge funds	18,159	17,680	479	0	7	5	80	7	0
Other off-balance sheet commitments	11,483	11,086	380	17	18	7	66	9	0
Total other lending	53,852	52,485	1,345	22	8	5	60	6	0
Total[2]	108,576	103,263	5,044	269	20	10	143	17	1,232
Total on- and off-balance sheet[3]	507,435	483,009	21,920	2,506	21	6	116	10	2,202

1 Includes Loans and advances to customers and Loans to financial advisors which are presented on the balance sheet line Other financial assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.    3 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related ECL coverage ratio (bps).

UBS AG First quarter 2023 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                  24

Note 8   Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio	31.12.22
	Gross carrying amount (USD m)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	157,091	147,678	8,686	727	10	2	123	9	381
Real estate financing	46,511	43,129	3,372	9	9	4	70	9	232
Total real estate lending	203,602	190,807	12,059	736	10	2	108	9	379
Large corporate clients	12,356	10,757	1,204	395	105	22	120	32	2,325
SME clients	14,154	12,237	1,364	553	177	22	161	36	3,664
Total corporate lending	26,510	22,994	2,567	949	144	22	142	34	3,106
Lombard	132,313	132,205	0	108	2	1	0	1	1,580
Credit cards	1,869	1,427	393	50	190	46	256	91	3,779
Commodity trade finance	3,367	3,266	0	101	285	18	0	18	8,901
Other loans and advances to customers	23,149	22,333	748	68	18	6	38	7	3,769
Loans to financial advisors	2,670	2,364	130	176	221	28	124	33	2,870
Total other lending	163,368	161,595	1,270	503	16	3	114	3	4,016
Total[1]	393,480	375,396	15,896	2,188	21	4	114	8	2,398

	Gross exposure (USD m)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	6,535	6,296	236	3	5	4	18	4	1,183
Real estate financing	10,054	9,779	275	0	6	7	0	6	0
Total real estate lending	16,589	16,075	511	3	6	6	2	6	1,288
Large corporate clients	32,126	28,950	3,013	163	38	18	165	32	1,263
SME clients	7,122	6,525	499	98	47	30	214	43	304
Total corporate lending	39,247	35,475	3,513	260	40	20	172	34	903
Lombard	12,919	12,918	0	1	2	1	0	1	0
Credit cards	9,390	8,900	487	3	7	5	36	7	0
Commodity trade finance	2,459	2,459	0	0	3	3	0	3	0
Financial intermediaries and hedge funds	18,128	16,464	1,664	0	7	6	25	7	0
Other off-balance sheet commitments	11,803	11,454	346	3	11	8	68	9	0
Total other lending	54,700	52,195	2,498	7	6	5	33	6	0
Total[2]	110,537	103,745	6,522	270	18	10	106	16	980
Total on- and off-balance sheet[3]	504,016	479,140	22,418	2,458	21	5	112	10	2,242

1 Includes Loans and advances to customers and Loans to financial advisors which are presented on the balance sheet line Other financial assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.    3 Includes on-balance-sheet exposure, gross and off-balance-sheet exposure (notional) and the related ECL coverage ratio (bps).

UBS AG First quarter 2023 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                  25

Note 9  Fair value measurement

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

During the first three months of 2023, assets and liabilities that were transferred from Level 2 to Level 1, or from Level 1 to Level 2, and were held for the entire reporting period were not material.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.3.23				31.12.22
USD m	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	104,793	12,118	1,099	118,009	96,263	10,284	1,488	108,034
of which: Equity instruments	87,722	295	177	88,193	83,095	789	126	84,010
of which: Government bills / bonds	8,902	1,534	23	10,460	5,496	950	18	6,464
of which: Investment fund units	7,187	536	10	7,733	6,673	596	61	7,330
of which: Corporate and municipal bonds	977	7,702	442	9,121	976	6,509	541	8,026
of which: Loans	0	1,812	329	2,141	0	1,179	628	1,807
of which: Asset-backed securities	4	239	118	360	22	261	114	397

Derivative financial instruments	879	112,066	1,309	114,253	769	147,876	1,464	150,109
of which: Foreign exchange	515	51,733	3	52,251	575	84,882	2	85,459
of which: Interest rate	0	36,339	398	36,737	0	39,345	460	39,805
of which: Equity / index	1	21,180	578	21,759	1	21,542	653	22,195
of which: Credit	0	944	309	1,253	0	719	318	1,038
of which: Commodities	0	1,780	20	1,800	0	1,334	30	1,365

Brokerage receivables	0	21,025	0	21,025	0	17,576	0	17,576

Financial assets at fair value not held for trading	32,279	30,398	3,834	66,511	26,572	29,110	3,725	59,408
of which: Financial assets for unit-linked investment contracts	14,004	97	0	14,101	13,071	1	0	13,072
of which: Corporate and municipal bonds	86	13,601	241	13,928	35	14,101	230	14,366
of which: Government bills / bonds	17,824	3,140	0	20,965	13,103	3,638	0	16,741
of which: Loans	0	3,706	810	4,516	0	3,602	736	4,337
of which: Securities financing transactions	0	9,670	108	9,779	0	7,590	114	7,704
of which: Auction rate securities	0	0	1,321	1,321	0	0	1,326	1,326
of which: Investment fund units	295	183	288	766	307	178	190	675
of which: Equity instruments	70	0	879	949	57	0	792	849

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	60	2,181	0	2,241	57	2,182	0	2,239
of which: Commercial paper and certificates of deposit	0	1,921	0	1,921	0	1,878	0	1,878
of which: Corporate and municipal bonds	60	233	0	293	57	278	0	335

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	4,506	0	0	4,506	4,471	0	0	4,471

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[2]	0	0	18	18	0	0	21	21
Total assets measured at fair value	142,516	177,787	6,260	326,563	128,132	207,028	6,698	341,858

UBS AG First quarter 2023 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                  26

Note 9  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	31.3.23				31.12.22
USD m	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	28,332	5,941	101	34,374	23,578	5,823	114	29,515
of which: Equity instruments	19,411	370	58	19,839	16,521	352	78	16,951
of which: Corporate and municipal bonds	33	4,610	38	4,681	36	4,643	27	4,707
of which: Government bills / bonds	7,919	728	0	8,647	5,880	706	1	6,587
of which: Investment fund units	969	204	3	1,176	1,141	84	3	1,229

Derivative financial instruments	967	113,051	2,095	116,113	640	152,582	1,684	154,906
of which: Foreign exchange	529	52,706	33	53,267	587	87,897	24	88,508
of which: Interest rate	0	34,317	360	34,677	0	37,429	116	37,545
of which: Equity / index	1	23,207	1,365	24,573	0	24,963	1,184	26,148
of which: Credit	0	1,057	286	1,343	0	920	279	1,199
of which: Commodities	0	1,592	33	1,625	0	1,309	52	1,361

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	43,911	0	43,911	0	45,085	0	45,085

Debt issued designated at fair value	0	65,845	9,130	74,974	0	62,603	9,240	71,842

Other financial liabilities designated at fair value	0	26,083	1,935	28,018	0	30,055	1,978	32,033
of which: Financial liabilities related to unit-linked investment contracts	0	14,243	0	14,243	0	13,221	0	13,221
of which: Securities financing transactions	0	9,707	0	9,707	0	15,333	0	15,333
of which: Funding from UBS Group AG	0	903	1,356	2,259	0	508	1,287	1,796
of which: Over-the-counter debt instruments and others	0	1,230	579	1,809	0	993	691	1,684
Total liabilities measured at fair value	29,299	254,831	13,260	297,391	24,219	296,148	13,015	333,382

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for any of the periods presented.    2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when the pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
	For the quarter ended
USD m	31.3.23	31.12.22	31.3.22
Reserve balance at the beginning of the period	422	426	418
Profit / (loss) deferred on new transactions	91	54	75
(Profit) / loss recognized in the income statement	(113)	(61)	(69)
Foreign currency translation	0	2	0
Reserve balance at the end of the period	399	422	425

The table below summarizes other valuation adjustment reserves recognized on the balance sheet.

Other valuation adjustment reserves on the balance sheet
	As of
USD m	31.3.23	31.12.22
Own credit adjustments on financial liabilities designated at fair value	624	556
of which: debt issued designated at fair value	276	289
of which: other financial liabilities designated at fair value	347	266
Credit valuation adjustments[1]	(33)	(33)
Funding valuation adjustments	(108)	(50)
Debit valuation adjustments	6	4
Other valuation adjustments	(801)	(839)
of which: liquidity	(299)	(311)
of which: model uncertainty	(502)	(529)
1 Amount does not include reserves against defaulted counterparties.

UBS AG First quarter 2023 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                  27

Note 9  Fair value measurement (continued)

c) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities, together with the valuation techniques used to measure fair value, as well as the inputs used in a given valuation technique that are considered significant as of 31 March 2023 and unobservable, and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level inputs used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of the Group’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and liabilities held by the Group.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 20 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2022.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.23			31.12.22
USD bn	31.3.23	31.12.22	31.3.23	31.12.22			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	0.7	0.8	0.0	0.0	Relative value to market comparable	Bond price equivalent	1	102	85	14	112	85	points
					Discounted expected cash flows	Discount margin	437	437		412	412		basis points
Traded loans, loans measured at fair value, loan commitments and guarantees	1.3	1.7	0.0	0.0	Relative value to market comparable	Loan price equivalent	44	100	98	30	100	97	points
					Discounted expected cash flows	Credit spread	200	200	200	200	200	200	basis points
					Market comparable and securitization model	Credit spread	185	1,380	370	145	1,350	322	basis points
Auction rate securities	1.3	1.3			Discounted expected cash flows	Credit spread	115	202	149	115	196	144	basis points
Investment fund units[3]	0.3	0.3	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	1.1	0.9	0.1	0.1	Relative value to market comparable	Price
Debt issued designated at fair value[4]			9.1	9.2
Other financial liabilities designated at fair value			1.9	2.0	Discounted expected cash flows	Funding spread	25	175		23	175		basis points
Derivative financial instruments
Interest rate	0.4	0.5	0.4	0.1	Option model	Volatility of interest rates	69	128		75	143		basis points
Credit	0.3	0.3	0.3	0.3	Discounted expected cash flows	Credit spreads	11	565		9	565		basis points
						Bond price equivalent	3	278		3	277		points
Equity / index	0.6	0.7	1.4	1.2	Option model	Equity dividend yields	0	9		0	20%
						Volatility of equity stocks, equity and other indices	4	131		4	120%
						Equity-to-FX correlation	(40)	84		(29)	84%
						Equity-to-equity correlation	(25)	100		(25)	100%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to Other financial liabilities designated at fair value and Derivative financial instruments, as this would not be meaningful.    3 The range of inputs is not disclosed, as there is a dispersion of values given the diverse nature of the investments.    4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, as well as rates-linked and credit-linked notes, all of which have embedded derivative parameters that are considered to be unobservable. The equivalent derivative instrument parameters are presented in the respective derivative financial instruments lines in this table.

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Note 9  Fair value measurement (continued)

d) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Level 1 / 2 parameters and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions[1]
	31.3.23		31.12.22
USD m	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans measured at fair value, loan commitments and guarantees	12	(13)	19	(12)
Securities financing transactions	27	(29)	33	(37)
Auction rate securities	45	(45)	46	(46)
Asset-backed securities	29	(27)	27	(27)
Equity instruments	188	(164)	183	(161)
Interest rate derivatives, net	20	(13)	18	(12)
Credit derivatives, net	3	(5)	3	(4)
Foreign exchange derivatives, net	4	(5)	10	(5)
Equity / index derivatives, net	371	(338)	361	(330)
Other	93	(105)	39	(62)
Total	791	(744)	738	(696)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or Other.

e) Level 3 instruments: movements during the period

The table below presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented in the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

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Note 9  Fair value measurement (continued)

Movements of Level 3 instruments
USD bn	Balance at the beginning of the period	Net gains / losses included in compre- hensive income[1]	of which: related to instruments held at the end of the period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance at the end of the period

For the three months ended 31 March 2023[2]
Financial assets at fair value held for trading	1.5	0.1	0.1	0.1	(0.6)	0.1	0.0	0.1	(0.1)	0.0	1.1
of which: Investment fund units	0.1	(0.0)	(0.0)	0.0	(0.0)	0.0	0.0	0.0	(0.0)	0.0	0.0
of which: Corporate and municipal bonds	0.5	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	(0.0)	0.0	0.4
of which: Loans	0.6	0.0	0.0	0.0	(0.4)	0.1	0.0	0.0	(0.0)	(0.0)	0.3

Derivative financial instruments – assets	1.5	(0.1)	(0.1)	0.0	0.0	0.2	(0.1)	0.0	(0.1)	0.0	1.3
of which: Interest rate	0.5	(0.0)	(0.0)	0.0	0.0	0.0	(0.0)	0.0	(0.1)	(0.0)	0.4
of which: Equity / index	0.7	(0.1)	(0.1)	0.0	0.0	0.1	(0.1)	0.0	(0.0)	0.0	0.6
of which: Credit	0.3	0.0	0.0	0.0	0.0	0.0	(0.0)	0.0	(0.0)	0.0	0.3

Financial assets at fair value not held for trading	3.7	0.0	0.0	0.3	(0.2)	0.0	0.0	0.0	(0.0)	0.0	3.8
of which: Loans	0.7	0.0	0.0	0.1	0.0	0.0	0.0	0.0	(0.0)	(0.0)	0.8
of which: Auction rate securities	1.3	0.0	0.0	0.0	(0.0)	0.0	0.0	0.0	0.0	0.0	1.3
of which: Equity instruments	0.8	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.9

Derivative financial instruments – liabilities	1.7	0.1	0.1	0.0	0.0	0.4	(0.2)	0.0	0.1	0.0	2.1
of which: Interest rate	0.1	(0.0)	(0.0)	0.0	0.0	0.1	(0.0)	0.0	0.2	(0.0)	0.4
of which: Equity / index	1.2	0.1	0.1	0.0	0.0	0.2	(0.1)	0.0	(0.0)	0.0	1.4
of which: Credit	0.3	(0.0)	(0.0)	0.0	0.0	0.0	0.0	0.0	(0.0)	0.0	0.3

Debt issued designated at fair value	9.2	0.3	0.3	0.0	0.0	1.3	(1.3)	0.3	(0.7)	0.0	9.1

Other financial liabilities designated at fair value	2.0	0.1	0.1	0.0	0.0	0.1	(0.0)	0.0	(0.2)	(0.0)	1.9

For the three months ended 31 March 2022

Financial assets at fair value held for trading	2.3	(0.0)	(0.0)	0.2	(0.8)	1.0	0.0	0.2	(0.3)	0.0	2.6
of which: Investment fund units	0.0	(0.0)	(0.0)	0.0	(0.0)	0.0	0.0	0.0	(0.0)	(0.0)	0.0
of which: Corporate and municipal bonds	0.6	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	(0.0)	(0.0)	0.6
of which: Loans	1.4	0.0	0.0	0.0	(0.7)	1.0	0.0	0.0	(0.2)	0.0	1.6

Derivative financial instruments – assets	1.1	0.5	0.5	0.0	0.0	0.4	(0.3)	0.0	(0.0)	(0.0)	1.7
of which: Interest rate	0.5	0.4	0.4	0.0	0.0	0.0	(0.1)	0.0	(0.0)	(0.0)	0.8
of which: Equity / index	0.4	0.1	0.0	0.0	0.0	0.2	(0.1)	0.0	(0.0)	(0.0)	0.4
of which: Credit	0.2	0.1	0.1	0.0	0.0	0.1	(0.1)	0.0	(0.0)	0.0	0.3

Financial assets at fair value not held for trading	4.2	0.0	0.0	0.3	(0.5)	0.0	0.0	0.0	(0.0)	(0.0)	4.0
of which: Loans	0.9	0.0	0.0	0.2	(0.2)	0.0	0.0	0.0	0.0	(0.0)	0.9
of which: Auction rate securities	1.6	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6
of which: Equity instruments	0.7	0.0	0.0	0.0	(0.0)	0.0	0.0	0.0	0.0	(0.0)	0.7

Derivative financial instruments – liabilities	2.2	(0.3)	(0.4)	0.0	0.0	0.8	(0.8)	0.0	(0.0)	(0.0)	1.9
of which: Interest rate	0.3	(0.2)	(0.2)	0.0	0.0	0.1	(0.0)	0.0	(0.0)	(0.0)	0.2
of which: Equity / index	1.5	(0.1)	(0.1)	0.0	0.0	0.4	(0.6)	0.0	(0.0)	(0.0)	1.1
of which: Credit	0.3	(0.1)	(0.1)	0.0	0.0	0.2	(0.1)	0.0	(0.0)	(0.0)	0.4

Debt issued designated at fair value	11.9	(0.6)	(0.6)	0.0	0.0	2.5	(2.4)	0.1	(0.5)	(0.1)	10.8

Other financial liabilities designated at fair value	3.2	(0.4)	(0.4)	0.0	0.0	0.4	(0.2)	0.0	(0.1)	(0.0)	2.9

1 Net gains / losses included in comprehensive income are recognized in Net interest income and Other net income from financial instruments measured at fair value through profit or loss in the Income statement, and also in Gains / (losses) from own credit on financial liabilities designated at fair value, before tax in the Statement of comprehensive income.    2 Total Level 3 assets as of 31 March 2023 were USD 6.3bn (31 December 2022: USD 6.7bn). Total Level 3 liabilities as of 31 March 2023 were USD 13.3bn (31 December 2022: USD 13.0bn).

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Note 9  Fair value measurement (continued)

f) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value. Valuation principles applied when determining fair value estimates for financial instruments not measured at fair value are consistent with those described in “Note 20 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2022.

Financial instruments not measured at fair value
	31.3.23		31.12.22
USD bn	Carrying amount[1]	Fair value	Carrying amount[1]	Fair value
Assets
Cash and balances at central banks	144.2	144.2	169.4	169.4
Loans and advances to banks	14.8	14.8	14.7	14.6
Receivables from securities financing transactions measured at amortized cost	60.0	60.0	67.8	67.8
Cash collateral receivables on derivative instruments	32.7	32.6	35.0	35.0
Loans and advances to customers	395.4	383.8	390.0	377.7
Other financial assets measured at amortized cost	49.3	49.0	53.4	51.0
Liabilities
Amounts due to banks	13.6	13.6	11.6	11.6
Payables from securities financing transactions measured at amortized cost	9.9	9.9	4.2	4.2
Cash collateral payables on derivative instruments	32.2	32.2	36.4	36.4
Customer deposits	507.8	507.2	527.2	526.9
Funding from UBS Group AG measured at amortized cost	63.1	61.2	56.1	55.7
Debt issued measured at amortized cost	54.7	54.0	59.5	58.9
Other financial liabilities measured at amortized cost[2]	7.5	7.5	7.2	7.2

1 Includes certain financial instruments where the carrying amount is a reasonable approximation of the fair value due to the instruments’ short-term nature (instruments that are receivable or payable on demand, or with a remaining maturity (excluding the effects of callable features) of three months or less).    2 Excludes lease liabilities.

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Note 10   Derivative instruments

a) Derivative instruments

As of 31.3.23, USD bn	Derivative financial assets	Notional values related to derivative financial assets[1]	Derivative financial liabilities	Notional values related to derivative financial liabilities[1]	Other notional values[2]
Derivative financial instruments
Interest rate	36.7	1,192	34.7	1,153	13,842
Credit derivatives	1.3	42	1.3	44
Foreign exchange	52.3	3,374	53.3	3,236	56
Equity / index	21.8	400	24.6	532	76
Commodities	1.8	76	1.6	70	19
Loan commitments measured at FVTPL	0.0	1	0.0	5
Unsettled purchases of non-derivative financial instruments[3]	0.3	33	0.2	14
Unsettled sales of non-derivative financial instruments[3]	0.1	25	0.4	29
Total derivative financial instruments, based on IFRS netting[4]	114.3	5,143	116.1	5,081	13,993
Further netting potential not recognized on the balance sheet[5]	(105.4)		(104.3)
of which: netting of recognized financial liabilities / assets	(84.9)		(84.9)
of which: netting with collateral received / pledged	(20.5)		(19.4)
Total derivative financial instruments, after consideration of further netting potential	8.8		11.8

As of 31.12.22, USD bn
Derivative financial instruments
Interest rate	39.8	1,057	37.5	1,023	11,255
Credit derivatives	1.0	37	1.2	37
Foreign exchange	85.5	3,087	88.5	2,993	40
Equity / index	22.2	384	26.1	501	63
Commodities	1.4	68	1.4	64	18
Loan commitments measured at FVTPL	0.0	1	0.0	4
Unsettled purchases of non-derivative financial instruments[3]	0.1	12	0.1	9
Unsettled sales of non-derivative financial instruments[3]	0.1	13	0.0	11
Total derivative financial instruments, based on IFRS netting[4]	150.1	4,660	154.9	4,642	11,376
Further netting potential not recognized on the balance sheet[5]	(139.4)		(137.1)
of which: netting of recognized financial liabilities / assets	(110.9)		(110.9)
of which: netting with collateral received / pledged	(28.5)		(26.2)
Total derivative financial instruments, after consideration of further netting potential	10.7		17.8

1 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis. Notional amounts of client-cleared ETD and OTC transactions through central clearing counterparties are not disclosed, as they have a significantly different risk profile.    2 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for any of the periods presented.    3 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    4 Financial assets and liabilities are presented net on the balance sheet if UBS AG has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS AG or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 21 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2022 for more information.

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Note 10   Derivative instruments (continued)

b) Cash collateral on derivative instruments

USD bn	Receivables 31.3.23	Payables 31.3.23	Receivables 31.12.22	Payables 31.12.22
Cash collateral on derivative instruments, based on IFRS netting[1]	32.7	32.2	35.0	36.4
Further netting potential not recognized on the balance sheet[2]	(18.6)	(17.3)	(22.9)	(21.9)
of which: netting of recognized financial liabilities / assets	(15.6)	(14.3)	(20.9)	(20.0)
of which: netting with collateral received / pledged	(3.0)	(3.0)	(1.9)	(1.9)
Cash collateral on derivative instruments, after consideration of further netting potential	14.1	14.9	12.1	14.5

1 Financial assets and liabilities are presented net on the balance sheet if UBS AG has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS AG or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 21 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2022 for more information.

Note 11   Other assets and liabilities

a) Other financial assets measured at amortized cost

USD m	31.3.23	31.12.22
Debt securities	40,646	44,594
Loans to financial advisors	2,571	2,611
Fee- and commission-related receivables	1,922	1,803
Finance lease receivables	1,344	1,314
Settlement and clearing accounts	542	1,174
Accrued interest income	1,340	1,276
Other	924	618
Total other financial assets measured at amortized cost	49,289	53,389

b) Other non-financial assets

USD m	31.3.23	31.12.22
Precious metals and other physical commodities	4,506	4,471
Deposits and collateral provided in connection with litigation, regulatory and similar matters[1]	2,235	2,205
Prepaid expenses	848	709
VAT, withholding tax and other tax receivables	1,830	1,405
Properties and other non-current assets held for sale	279	279
Other	670	583
Total other non-financial assets	10,367	9,652
1 Refer to Note 15 for more information.

c) Other financial liabilities measured at amortized cost

USD m	31.3.23	31.12.22
Other accrued expenses	1,613	1,564
Accrued interest expenses	1,954	2,008
Settlement and clearing accounts	1,533	1,060
Lease liabilities	3,174	3,211
Other	2,422	2,549
Total other financial liabilities measured at amortized cost	10,695	10,391

d) Other financial liabilities designated at fair value

USD m	31.3.23	31.12.22
Financial liabilities related to unit-linked investment contracts	14,243	13,221
Securities financing transactions	9,707	15,333
Over-the-counter debt instruments and other	1,809	1,684
Funding from UBS Group AG	2,259	1,796
Total other financial liabilities designated at fair value	28,018	32,033

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Note 11   Other assets and liabilities (continued)

e) Other non-financial liabilities

USD m	31.3.23	31.12.22
Compensation-related liabilities	2,628	4,424
of which: net defined benefit liability	463	449
Current tax liabilities	952	1,044
Deferred tax liabilities	261	233
VAT, withholding tax and other tax payables	481	472
Deferred income	288	233
Other	62	84
Total other non-financial liabilities	4,673	6,489

Note 12   Funding from UBS Group AG measured at amortized cost

USD m	31.3.23	31.12.22
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)	47,172	42,073
Senior unsecured debt other than TLAC	3,606	236
Subordinated debt	12,315	13,838
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments	11,118	10,654
of which: eligible as low-trigger loss-absorbing additional tier 1 capital instruments	1,198	1,187
Total funding from UBS Group AG measured at amortized cost [1]	63,093	56,147
1 UBS AG has also recognized funding from UBS Group AG that is designated at fair value. Refer to Note 11d for more information.

Note 13   Debt issued designated at fair value

USD m	31.3.23	31.12.22
Equity-linked[1]	44,721	41,901
Rates-linked	15,797	16,276
Credit-linked	2,815	2,170
Fixed-rate	6,673	6,538
Commodity-linked	4,311	4,294
Other	656	663
Total debt issued designated at fair value	74,974	71,842
1 Includes investment fund unit-linked instruments issued.

Note 14   Debt issued measured at amortized cost

USD m	31.3.23	31.12.22
Short-term debt[1]	27,412	29,676
Senior unsecured debt	15,472	17,892
Subordinated debt	2,975	2,968
of which: eligibile as low-trigger loss-absorbing tier 2 capital instruments	2,438	2,422
of which: eligibile as non-Basel III-compliant tier 2 capital instruments	538	536
Debt issued through the Swiss central mortgage institutions	8,873	8,962
Long-term debt[2]	27,320	29,823
Total debt issued measured at amortized cost[3]	54,733	59,499

1 Debt with an original contractual maturity of less than one year, includes mainly certificates of deposit and commercial paper.    2 Debt with an original contractual maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

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Note 15   Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD m	31.3.23	31.12.22
Provisions other than provisions for expected credit losses	3,673	2,982
Provisions for expected credit losses[1]	214	201
Total provisions	3,886	3,183
1 Refer to Note 8c for more information.

The following table presents additional information for provisions other than provisions for expected credit losses.

USD m	Litigation, regulatory and similar matters[1]	Restructuring[2]	Other[3]	Total
Balance as of 31 December 2022	2,586	98	297	2,982
Increase in provisions recognized in the income statement	729	7	13	749
Release of provisions recognized in the income statement	(5)	(3)	(4)	(12)
Provisions used in conformity with designated purpose	(22)	(36)	(8)	(66)
Capitalized reinstatement costs	0	0	1	1
Foreign currency translation / unwind of discount	19	1	1	20
Balance as of 31 March 2023	3,306	66	300	3,673

1 Consists of provisions for losses resulting from legal, liability and compliance risks.    2 Consists of personnel-related restructuring provisions of USD 40m as of 31 March 2023 (31 December 2022: USD 70m) and provisions for onerous contracts of USD 26m as of 31 March 2023 (31 December 2022: USD 28m).    3 Mainly includes provisions related to real estate, employee benefits and operational risks.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 15b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. “UBS,” “we” and “our” may, for purposes of this Note, refer to UBS AG and / or one or more of its subsidiaries, as applicable.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against UBS, but are nevertheless expected to be, based on UBS’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

UBS AG First quarter 2023 report | Consolidated financial statements | Notes to the UBS AG interim consolidated financial statements (unaudited)                  35

Note 15   Provisions and contingent liabilities (continued)

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 15a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the UBS Group first quarter 2023 report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD m	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Balance as of 31 December 2022	1,182	159	8	308	928	2,586
Increase in provisions recognized in the income statement	17	0	0	46	665	729
Release of provisions recognized in the income statement	(4)	0	0	(1)	0	(5)
Provisions used in conformity with designated purpose	(17)	0	0	(5)	0	(22)
Foreign currency translation / unwind of discount	14	2	0	2	0	19
Balance as of 31 March 2023	1,193	161	8	351	1,594	3,306

1 Provisions, if any, for the matters described in item 3 of this Note are recorded in Global Wealth Management, and provisions, if any, for the matters described in item 2 are recorded in Group Functions. Provisions, if any, for the matters described in items 1 and 5 of this Note are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in item 4 are allocated between the Investment Bank and Group Functions.

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Note 15   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France in relation to UBS’s cross-border business with French clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1bn.

In 2019, the court of first instance returned a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and of laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7bn on UBS AG and UBS (France) S.A. and awarded EUR 800m of civil damages to the French state. A trial in the French Court of Appeal took place in March 2021. In December 2021, the Court of Appeal found UBS AG guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of EUR 3.75m, the confiscation of EUR 1bn, and awarded civil damages to the French state of EUR 800m. UBS AG has filed an appeal with the French Supreme Court to preserve its rights. The notice of appeal enables UBS AG to thoroughly assess the verdict of the Court of Appeal and to determine next steps in the best interest of its stakeholders. The fine and confiscation imposed by the Court of Appeal are suspended during the appeal. The civil damages award has been paid to the French state (EUR 99m of which was deducted from the bail), subject to the result of UBS’s appeal.

Our balance sheet at 31 March 2023 reflected provisions with respect to this matter in an amount of EUR 1.1bn (USD 1.2bn). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty and the provision reflects our best estimate of possible financial implications, although actual penalties and civil damages could exceed (or may be less than) the provision amount.

Our balance sheet at 31 March 2023 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

In 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint in 2019. Later in 2019, the district court denied UBS’s motion to dismiss. UBS and the DOJ are in advanced discussions to resolve this matter.

Our balance sheet at 31 March 2023 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

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Note 15   Provisions and contingent liabilities (continued)

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1bn, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2bn. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125m of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims, and the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to the Bankruptcy Court for further proceedings.

4. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with Swiss, US and United Kingdom regulators and the European Commission. UBS was granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141m and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment. UBS and the other banks have reached an agreement to resolve those individual matters.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint later in 2017. In 2018, the court denied the defendants’ motions to dismiss the amended complaint. In March 2022, the court denied plaintiffs’ motion for class certification.

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Note 15   Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related regulatory matters: Numerous government agencies conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS was granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims, and again dismissed the antitrust claims in 2016 following an appeal. In 2021, the Second Circuit affirmed the district court’s dismissal in part and reversed in part and remanded to the district court for further proceedings. The Second Circuit, among other things, held that there was personal jurisdiction over UBS and other foreign defendants based on allegations that at least one alleged co-conspirator undertook an overt act in the United States. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and, subsequently, denied the petition of the USD exchange class. In 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in 2019. In 2020 the court granted defendants’ motion to dismiss the complaint in its entirety. Plaintiffs have appealed the dismissal. In March 2022, the Second Circuit dismissed the appeal because appellants, who had been substituted in to replace the original plaintiffs who had withdrawn, lacked standing to pursue the appeal. In 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards. Defendants moved to dismiss the complaint in 2021. In September 2022, the court granted defendants’ motion to dismiss the complaint in its entirety, while allowing plaintiffs the opportunity to file an amended complaint. Plaintiffs filed an amended complaint in October 2022, and defendants have moved to dismiss the amended complaint in November 2022.

Other benchmark class actions in the US:

Yen LIBOR / Euroyen TIBOR – In 2014, 2015 and 2017, the court in one of the Yen LIBOR / Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including the plaintiffs’ federal antitrust and racketeering claims. In 2020, the court granted defendants’ motion for judgment on the pleadings and dismissed the lone remaining claim in the action as impermissibly extraterritorial. In October 2022, the appeals court affirmed the dismissal on multiple grounds. In 2017, the court dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In 2020, the appeals court reversed the dismissal and, subsequently, plaintiffs in that action filed an amended complaint focused on Yen LIBOR. The court granted in part and denied in part defendants’ motion to dismiss the amended complaint in 2021. In August 2022, the court granted UBS’s motion for reconsideration and dismissed the case against UBS.

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Note 15   Provisions and contingent liabilities (continued)

CHF LIBOR – In 2017, the court dismissed the CHF LIBOR action on standing grounds and failure to state a claim. Plaintiffs filed an amended complaint, and the court granted a renewed motion to dismiss in 2019. Plaintiffs appealed. In 2021, the Second Circuit granted the parties’ joint motion to vacate the dismissal and remand the case for further proceedings. Plaintiffs filed a third amended complaint in November 2022 and defendants have moved to dismiss the amended complaint in January 2023.

EURIBOR – In 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs have appealed.

GBP LIBOR – The court dismissed the GBP LIBOR action in 2019. Plaintiffs have appealed.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint were granted in 2021. Plaintiffs filed an amended complaint, which defendants moved to dismiss later in 2021. In March 2022, the court granted defendants’ motion to dismiss that complaint. Plaintiffs have appealed the dismissal. Similar class actions have been filed concerning European government bonds and other government bonds.

In 2021, the European Commission issued a decision finding that UBS and six other banks breached European Union antitrust rules in 2007–2011 relating to European government bonds. The European Commission fined UBS EUR 172m. UBS is appealing the amount of the fine.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 March 2023 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

5. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver. FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and continues to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 March 2023 reflected a provision with respect to matters described in this item 5 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

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Appendix

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in our external reports (annual, quarterly and other reports). We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in alphabetical order in the table below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Calculation	Information content
Active Digital Banking clients in Corporate & Institutional Clients (%) – Personal & Corporate Banking

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients, excluding clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) which are serviced by Corporate & Institutional Clients.

Active Digital Banking clients in Personal Banking (%) – Personal & Corporate Banking

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships operated by Personal Banking, excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland and clients who have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers in a digital banking contract).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Active Mobile Banking clients in Personal Banking (%) – Personal & Corporate Banking

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships operated by Personal Banking, excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland and clients who have defaulted on loans or credit facilities. At the end of each month, any client that has logged on via the mobile app at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers in a digital banking contract).

This measure provides information about the proportion of active Mobile Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Cost / income ratio (%)	Calculated as operating expenses divided by total revenues.	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Fee and trading income for Corporate & Institutional Clients (USD and CHF) – Personal & Corporate Banking	Calculated as the total of recurring net fee and transaction-based income for Corporate & Institutional Clients.	This measure provides information about the amount of fee and trading income for Corporate & Institutional Clients.

UBS AG First quarter 2023 report | Appendix                                                                                                                                                                41

APM label	Calculation	Information content
Fee-generating assets (USD) – Global Wealth Management

Calculated as the sum of discretionary and nondiscretionary wealth management portfolios (mandate volume) and assets where generated revenues are predominantly of a recurring nature, i.e., mainly investment, mutual, hedge and private-market funds where we have a distribution agreement, including client commitments into closed-ended private-market funds from the date that recurring fees are charged. Assets related to our Global Financial Intermediaries business are excluded, as are assets of sanctioned clients.

This measure provides information about the volume of invested assets that create a revenue stream, whether as a result of the nature of the contractual relationship with clients or through the fee structure of the asset. An increase in the level of fee-generating assets results in an increase in the associated revenue stream. Assets of sanctioned clients are excluded from fee-generating assets.

Fee-generating asset margin (bps) – Global Wealth Management

Calculated as revenues from fee-generating assets (a portion of which is included in recurring fee income and a portion of which is included in transaction-based income, annualized as applicable) divided by average fee-generating assets for the relevant mandate fee billing period. For the US, fees have been billed on daily balances since the fourth quarter of 2020 and average fee-generating assets are calculated as the average of the monthly average balances. Prior to the fourth quarter of 2020, billing was based on prior quarter-end balances, and the average fee-generating assets were thus the prior quarter-end balance. For balances outside of the US, billing is based on prior month-end balances and average fee-generating assets are thus the average of the prior month-end balances.

This measure provides information about the revenues from fee-generating assets in relation to their average volume during the relevant mandate fee billing period.
Gross margin on invested assets (bps) – Asset Management	Calculated as total revenues (annualized as applicable) divided by average invested assets.	This measure provides information about the total revenues of the business in relation to invested assets.
Impaired loan portfolio as a percentage of total loan portfolio, gross (%) – Global Wealth Management, Personal & Corporate Banking	Calculated as impaired loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of impaired loan portfolio in the total gross loan portfolio.
Invested assets (USD and CHF) – Global Wealth Management, Personal & Corporate Banking, Asset Management

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Investment products for Personal Banking (USD and CHF) – Personal & Corporate Banking	Calculated as the sum of investment funds (including UBS Vitainvest third-pillar pension funds, as well as money market funds), mandates and third-party life insurance operated in Personal Banking.

This measure provides information about the volume of investment funds (including UBS Vitainvest third-pillar pension funds, as well as money market funds), mandates and third-party life insurance operated in Personal Banking.

Net interest margin (bps) – Personal & Corporate Banking	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net new fee-generating assets (USD) – Global Wealth Management

Calculated as the sum of the net amount of fee-generating asset inflows and outflows, including dividend and interest inflows into mandates and outflows from mandate fees paid by clients during a specific period. Excluded from the calculation are the effects on fee-generating assets of strategic decisions by UBS to exit markets or services.

This measure provides information about the development of fee-generating assets during a specific period as a result of net flows, excluding movements due to market performance and foreign exchange translation, as well as the effects on fee-generating assets of strategic decisions by UBS to exit markets or services.

Net new fee-generating asset growth rate (%) – Global Wealth Management

Calculated as the sum of the net amount of fee-generating asset inflows and outflows recorded during a specific period (annualized as applicable) divided by total fee-generating assets at the beginning of the period.

This measure provides information about the growth of fee-generating assets during a specific period as a result of net new fee-generating asset flows.
Net new investment products for Personal Banking (USD and CHF) – Personal & Corporate Banking	Calculated as the sum of the net amount of inflows and outflows of investment products during a specific period.	This measure provides information about the development of investment products during a specific period as a result of net new investment product flows.

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APM label	Calculation	Information content
Net new money (USD) – Global Wealth Management, Asset Management

Calculated as the sum of the net amount of inflows and outflows of invested assets (as defined in UBS policy) recorded during a specific period. Excluded from the calculation are the effects on invested assets of strategic decisions by UBS to exit markets or services. Net new money for Global Wealth Management is disclosed on an annual basis. Net new money is not measured for Personal & Corporate Banking.

This measure provides information about the development of invested assets during a specific period as a result of net new money flows and excludes movements due to market performance, foreign exchange translation, dividends, interest and fees, as well as the effects on invested assets of strategic decisions by UBS to exit markets or services.

Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth since the comparison period.
Pre-tax profit growth (%)

Calculated as the change in net profit before tax attributable to shareholders from continuing operations between current and comparison periods divided by net profit before tax attributable to shareholders from continuing operations of the comparison period.

This measure provides information about pre-tax profit growth since the comparison period.
Recurring net fee income (USD and CHF) – Global Wealth Management, Personal & Corporate Banking

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, and administrative fees for accounts.

This measure provides information about the amount of recurring net fee income.
Return on attributed equity (%)	Calculated as annualized business division operating profit before tax divided by average attributed equity.	This measure provides information about the profitability of the business divisions in relation to attributed equity.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized total revenues divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to the leverage ratio denominator.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Tangible book value per share (USD)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Total book value per share (USD)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Transaction-based income (USD and CHF) – Global Wealth Management, Personal & Corporate Banking

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income, together with other net income from financial instruments measured at fair value through profit or loss.

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Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AG                  Aktiengesellschaft

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on Banking Supervision

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CGU                cash-generating unit

CHF                 Swiss franc

CIO                 Chief Investment Office

C&ORC           Compliance & Operational Risk Control

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CUSIP              Committee on Uniform Security Identification Procedures

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DE&I                diversity, equity and inclusion

DFAST             Dodd–Frank act stress test

DM                  discount margin

DOJ                 US Department of Justice

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EGM               Extraordinary General Meeting of shareholders

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ESG                 environmental, social and governance

ESR                  environmental and social risk

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young Ltd

F

FA                    financial advisor

FCA                 UK Financial Conduct Authority

FDIC                Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted accounting principles

GBP                 pound sterling

GCRG             Group Compliance, Regulatory & Governance

GDP                gross domestic product

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

GRI                  Global Reporting Initiative

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

ISIN                 International Securities Identification Number

UBS AG First quarter 2023 report | Appendix                                                                                                                                                                44

Abbreviations frequently used in our financial reports (continued)

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LoD                 lines of defense

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MRT                Material Risk Taker

N

NII                   net interest income

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OECD              Organisation for Economic Co-operation and Development

OTC                over-the-counter

P

PD                   probability of default

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

Q

QCCP              Qualifying central counterparty

R

RBC                 risk-based capital

RbM                risk-based monitoring

REIT                 real estate investment trust

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoCET1           return on CET1 capital

RoU                 right-of-use

rTSR                relative total shareholder return

RWA               risk-weighted assets

S

SA                   standardized approach or société anonyme

SA-CCR          standardized approach for counterparty credit risk

SAR                 Special Administrative Region of the People’s Republic of China

SDG                Sustainable Development Goal

SEC                 US Securities and Exchange Commission

SFT                  securities financing transaction

SI                     sustainable investing or sustainable investment

SIBOR             Singapore Interbank Offered Rate

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entities

SMF                 Senior Management Function

SNB                 Swiss National Bank

SOR                 Singapore Swap Offer Rate

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCFD               Task Force on Climate-related Financial Disclosures

TIBOR             Tokyo Interbank Offered Rate

TLAC               total loss-absorbing capacity

TTC                 through the cycle

U

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

UBS AG First quarter 2023 report | Appendix                                                                                                                                                                45

Information sources

Reporting publications

Annual publications

Annual Report: Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

“Auszug aus dem Geschäftsbericht”: This publication provides a German translation of selected sections of our Annual Report.

Compensation Report: This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German (“Vergütungsbericht”) and represents a component of the Annual Report.

Sustainability Report: Published in English, our Sustainability Report provides disclosures on environmental, social and governance topics related to UBS Group.

Diversity, Equity and Inclusion Report: This report details our DE&I priority areas of focus, our strategic goals and our approach to achieving them at UBS.

Quarterly publications

Quarterly financial report: This report provides an update on our performance and strategy (where applicable) for the respective quarter. It is available in English.

The annual and quarterly publications are available in .pdf and online formats at ubs.com/investors, under “Financial information.” Starting with our Annual Report 2022, we no longer provide printed copies, in any language, of the aforementioned annual publications.

Other information

Website

The “Investor Relations” website at ubs.com/investors  provides the following information about UBS: results-related news releases; financial information, including results-related filings with the US Securities and Exchange Commission (the SEC); information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; our corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Recordings of most presentations can be downloaded from ubs.com/presentations.

Messaging service

Email alerts to news about UBS can be subscribed for under “UBS News Alert” at ubs.com/global/en/investor-relations/contact/investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20‑F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the SEC. Principal among these filings is the annual report on Form 20‑F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20‑F is structured as a wraparound document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG Annual Report. However, there is a small amount of additional information in Form 20‑F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: sec.gov. Refer to ubs.com/investors  for more information.

UBS AG First quarter 2023 report | Appendix                                                                                                                                                                46

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. The Russia–Ukraine war has led to heightened volatility across global markets, exacerbated global inflation, and slowed global growth. In addition, the war has caused significant population displacement, and if the conflict continues or escalates, the scale of disruption will increase and continue to cause shortages of vital commodities, including energy shortages and food insecurity, and may lead to recessions in OECD economies. The coordinated sanctions on Russia and Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to whether the war will widen and intensify, may have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. This creates significantly greater uncertainty about forward-looking statements. In addition, turmoil in the banking industry has increased and, at the urging of Swiss authorities, UBS has announced historic plans to merge with another global systemically important bank in Switzerland. The transaction creates considerable integration risk. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) increased inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, deterioration or slow recovery in residential and commercial real estate markets, the effects of economic conditions, including increasing inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties, as well as on client sentiment and levels of activity, including the COVID-19 pandemic and the measures taken to manage it, which have had and may also continue to have a significant adverse effect on global and regional economic activity, including disruptions to global supply chains and labor market displacements; (v) changes in the availability of capital and funding, including any adverse changes in UBS’s credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements, or other developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in UBS’s policies and practices; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from nation states; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets; (xxiii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict (e.g., the Russia–Ukraine war), pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups and their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities currently existing in the Credit Suisse group (which is expected to become part of UBS), the level of resulting impairments and write-downs, the effect of the consummation of the integration on the operational results, share price and credit rating of UBS – delays, difficulties, or failure in closing the transaction may cause market disruption and challenges for UBS to maintain business, contractual and operational relationships; and (xxv) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2022. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS AG First quarter 2023 report | Appendix                                                                                                                                                                47

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By: _/s/ Sergio P. Ermotti_______________

Name:  Sergio P. Ermotti

Title:    President of the Executive Board

By:    /s/ Sarah Youngwood______________

Name:  Sarah Youngwood

Title:    Chief Financial Officer

By:    /s/ Christopher Castello_____________

      Name: Christopher Castello

      Title:    Controller and Chief Accounting Officer

Date:  April 27, 2023